Exhibit 99.1

JA Solar’s Special Committee Retains Financial Advisor and Legal Counsel

Shanghai, China, July 29, 2015 - JA Solar Holdings Co., Ltd. (Nasdaq: JASO) (the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that the special committee of its board of directors (the “Special Committee”), formed to consider the proposal from a buyer group (the “Buyer Group”) comprised of Mr. Baofang Jin, Chairman and Chief Executive Officer of the Company, and Jinglong Group Co., Ltd., a British Virgin Islands company of which Mr. Baofang Jin is the sole director, to acquire all of the outstanding shares of the Company not currently owned by the Buyer Group members in a going private transaction (the “Proposed Transaction”), confirms the retention of Houlihan Lokey (China) Limited as its financial advisor and Gibson, Dunn & Crutcher LLP as its legal counsel to assist the Special Committee in its work.

The Special Committee, consisting of Mr. Shaohua Jia and Mr. Yuwen Zhao, the independent and disinterested directors of the Company, is continuing its evaluation of the Proposed Transaction.  There can be no assurance that any definitive agreement will be executed relating to the Proposed Transaction or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to the Proposed Transaction or any other transaction, except as required under applicable law.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 3.1 GW of solar power products in 2014. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

Contact:

ICR, LLC

Victor Kuo

Phone: +86 (10) 6583 7526

Email: victor.kuo@icrinc.com